STRATOS RENEWABLES CORP.

3535 Executive Terminal Drive

Henderson, Nevada 89052

April 8, 2022

Via Edgar Correspondence

Tyler Howes

Staff Attorney

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Stratos Renewables Corp
Registration Statement on Form 10-12G Filed March 18, 2022
File No. 000-53187

Dear Mr. Howes:

We have received your correspondence dated April 5, 2022. We have addressed your comments by reproducing them in bold and italicized below and providing our response immediately thereafter. We have filed Form 10/A (Amendment No. 1) which, together with the responses set forth below, address the staff’s comments.

Registration Statement on Form 10-12G filed March 18, 2022 Report of Independent

Registered Public Accounting Firm, page F-1

1.	Please request BF Borgers CPA PC to provide an appropriately dated report that agrees with the date included in the consent of March 18, 2022.

Response: We have received from BF Borgers CPA PC an appropriately dated report that agrees with the date included in the consent of March 28, 2022.

Notes to Financial Statements, page F-6

2.	Please provide disclosures for the evaluation of subsequent events, including the date through which subsequent events were evaluated. Refer to ASC 855-10-50 for guidance.

Response: We have provided the disclosure for the evaluation of subsequent events, including the date through which subsequent events were evaluated, in Note 7 to the financial statements.

General

3.	As noted in our phone conversation on 3/29/2022, it appears that disclosure appearing in your February 28, 2022 amendment was inadvertently omitted from the most recent amendment. Please restore the missing disclosure in your next amendment.

Response: We have restored the missing disclosure from our February 28, 2022 amendment.

Tyler Howes

April 8, 2022

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at george@george-sharp.com.

Sincerely,

/s/ George Sharp
George Sharp

cc: Ernest Stern, Esq.